Christina C. Russo

Akerman LLP
Three Brickell City Centre
98 Southeast Seventh Street
Suite 1100
Miami, FL 33131
Tel: 305.374.5600
Fax: 305.374.5095

Dir: 305.982.5531
christina.russo@akerman.com

March 23, 2016

VIA EDGAR

Perry Hindin

Special Counsel

Office of Mergers & Acquisitions

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE
Washington, D.C.  20549

Re:

JAVELIN Mortgage Investment Corp.

Schedule 13E-3 and Schedule TO

Filed March 7, 2016 by JMI Acquisition Corporation and ARMOUR Residential REIT

File No. 005-87204

Dear Mr. Hindin:

On behalf of our client, ARMOUR Residential REIT, Inc., a Maryland corporation (the “Company” or “ARMOUR”), we submit this letter in response to comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated March 18, 2016, relating to the combined Schedule 13E-3 and Schedule TO filed March 7, 2016 by JMI Acquisition Corporation and ARMOUR.  Please note that the Company is simultaneously filing Amendment No. 5 to the Schedule 13E-3 and Schedule TO.

Set forth below are the Company’s responses to the Staff’s comments. For ease of reference, each of the Staff’s comments is reproduced below in bold and is followed by the Company’s response.

Schedule 13E-3

General

1.

We note the disclosure that Javelin’s “executive officers and eight of its nine directors also serve as the executive officers and directors, respectively, of ARMOUR.” We also note disclosure indicating that “[f]our of the nine directors of JAVELIN and ARMOUR are affiliated with ACM and will benefit from the continuation of the Management Agreement after the Effective Date of the Merger” and those “four directors are Scott J. Ulm, Jeffrey J. Zimmer, Daniel C. Staton and Marc H. Bell.” As these executives and directors appear to be engaged in the going private transaction, please add them as filing persons on the cover page of Schedule 13E-3 or explain why such individuals are not required to be named as such. For guidance, refer to the Division of Corporation Finance’s Compliance & Disclosure Interpretations 201.05, available at http://www.sec.gov/divisions/corpfin/guidance/13e-3-interps.htm.

In response to the Staff’s comment, JAVELIN’s executive officers and eight directors who also serve as the directors of ARMOUR have been added as filing persons on the cover page of the Schedule 13E-3.

Perry Hindin

Special Counsel

Office of Mergers & Acquisitions

March 23, 2016

2.

Each filing person must individually comply with the filing, dissemination, disclosure and signature requirements of Schedule 13E-3. Therefore, you will need to include all of the information required by Schedule 13E-3 and its instructions for all filing persons, including those added in response to the preceding comments. For example, include a statement as to whether each person believes the Rule 13e-3 transaction to be fair to unaffiliated security holders and an analysis of the material factors upon which he relied in reaching such a conclusion. See Item 8 of Schedule 13E-3, Item 1014 of Regulation M-A and Question and Answer No. 5 of Exchange Act Release No. 34-17719 (April 13, 1981). In this regard, the reasons for the transaction and the alternatives considered by these affiliates may be different than those of the filing person, and this fact should be reflected in the disclosure. In addition, be sure that each new filer signs the Schedule 13E-3. Please also note that if you add additional filing persons in response to comments, all of the information required by Schedule TO must be included as to each new filing person.

In response to the Staff’s comment, the Schedule 13E-3 has been amended to include all of the information required by Schedule 13E-3 for each filing person added in response to comment number 1 above.

Offer to Purchase

What is the “Minimum Condition”?, page 4

3.

We note that one of the conditions to the tender is that the number of shares that are properly tendered and not withdrawn be greater than fifty percent of the total number of outstanding shares of common stock not owned immediately before the Expiration Time by ARMOUR. Please disclose the current number of shares that must be tendered in order to satisfy the minimum condition.

In response to the Staff’s comment, additional disclosure has been added under the Summary Term Sheet – “What is the Minimum Condition?” of the Offer to Purchase to disclose the current number of shares that must be tendered in order to satisfy the Minimum Condition (as defined in the Offer to Purchase).

Purposes of the Tender Offer and the Merger; Plans for JAVELIN after the Merger, page 17

4.

Please revise to state the reasons for the structure of the Rule 13e-3 transaction and for undertaking the transaction at this time. See Item 1013(c) of Regulation M-A.

In response to the Staff’s comment, additional disclosure has been added under Special Factors – Section 2 – “Purposes of the Tender Offer and the Merger; Plans for JAVELIN after the Merger” of the Offer to Purchase to disclose the reasons for the structure of the Rule 13e-3 transaction and for undertaking the transaction at this time.

Position of ARMOUR regarding Fairness of the Tender Offer and the Merger to JAVELIN  Stockholders, page 18

5.

Describe how the offer price was determined and by whom.

In response to the Staff’s comment, additional disclosure has been added under Special Factors – Section 4 – “Position of ARMOUR regarding Fairness of the Tender Offer and the Merger to JAVELIN  Stockholders” of the Offer to Purchase to disclose how the offer price was determined and by whom.

6.

Item 1014 of Regulation M-A requires disclosure of each filing person’s reasonable belief as to whether the Rule 13e-3 transaction is fair or unfair to unaffiliated security holders. Note that Rule 13e-3(a)(4) defines the term “unaffiliated security holder.” Please revise accordingly. Please also revise the generic statements referring to the financial and procedural fairness of the offer to “JAVELIN stockholders.”

In response to the Staff’s comment, additional disclosure has been added under Special Factors – Section 4 – “Position of ARMOUR regarding Fairness of the Tender Offer and the Merger to JAVELIN  Stockholders” to disclose each filing person’s reasonable belief that the Rule 13e-3 transaction is fair to unaffiliated security holders of JAVELIN and to revise the generic statements referring to the financial and procedural fairness of the offer to “JAVELIN stockholders.”

Perry Hindin

Special Counsel

Office of Mergers & Acquisitions

March 23, 2016

7.

Please revise to describe how ARMOUR will “integrate JAVELIN’s asset capabilities into ARMOUR’s operations” and how this factor supported the filing persons’ determination as to fairness.

In response to the Staff’s comment, additional disclosure has been added under Special Factors – Section 4 – “Position of ARMOUR regarding Fairness of the Tender Offer and the Merger to JAVELIN  Stockholders” of the Offer to Purchase to disclose how ARMOUR will integrate JAVELIN’s asset capabilities into ARMOUR’s operations and how this factor supported the filing persons’ determination as to fairness.

8.

All of the factors listed in paragraphs (c), (d) and (e) and in Instruction 2 to Item 1014 of Regulation M-A are generally relevant to the fairness determination and should be discussed in reasonable detail. See Question Nos. 20 and 21 of the Exchange Act Release No. 34-17719 (April 13, 1981). The discussion in this section concerning ARMOUR’s position on the fairness of the tender offer and merger do not appear to address the factors described in clause (iii), (iv), (v), (vi), or (vii) of Instruction 2 to Item 1014 and Item 1014(c) and (d). If ARMOUR did not consider one or more of these factors, state that and explain in detail why the factor(s) were not deemed material or relevant. If the procedural safeguards in Item 1014(c) and (d) were not considered, please expand the disclosure to include a statement of the basis for the belief as to fairness despite the absence of these safeguards.

In response to the Staff’s comment, additional disclosure has been added under Special Factors – Section 4 – “Position of ARMOUR regarding Fairness of the Tender Offer and the Merger to JAVELIN  Stockholders” of the Offer to Purchase to disclose the factors required by Item 1014 of Regulation M-A or to explain why the factor(s) required by Item 1014 of Regulation M-A were not deemed material or relevant, and to disclose a statement of the basis for the belief as to fairness despite the absence of the safeguard set forth in Item 1014(c) of Regulation M-A.

Special Factors

Background of the Tender Offer; Past Contacts, Negotiations and Transactions, page 10

9.

We note the disclosure indicating that “ARMOUR engaged Lazard to act as the financial advisor to ARMOUR in connection with the proposed acquisition of JAVELIN” and that on January 8, 2016, “management of ARMOUR discussed materials Lazard was preparing for the board of directors of ARMOUR and potential acquisition terms to be discussed with the board of directors of ARMOUR.” All such materials appear to fall within the scope of Item 1015 of Regulation M-A and must be summarized in the disclosure document and, if written, filed as an exhibit to the Schedule 13E-3. In addition, each presentation, discussion, or report held with or presented by Lazard, whether oral or written, preliminary or final, is a separate report that requires a reasonably detailed description meeting the requirements of Item 1015 of Regulation M-A. As indicated in Item 1015 of Regulation M-A, such discussion need only be materially related to the Rule 13e-3 transaction, and the disclosure requirement therein is not limited to reports relating to consideration or the fairness of the consideration or transaction to any party. Revise to summarize the materials and related discussions with Lazard described above, and file any additional written reports, if any, as exhibits pursuant to Item 16 of Schedule 13E-3.

In response to the Staff’s comment, and in compliance with Item 1015 of Regulation M-A, the Company has revised Item 9 of the Schedule 13E-3 to include a summary of the opinion provided by Lazard Frères and Co. LLC (“Lazard”) to the Board of Directors of ARMOUR with respect to the fairness, from a financial point of view, to ARMOUR of the consideration to be paid by ARMOUR pursuant to the Merger Agreement in the Tender Offer and Merger (the “Lazard Opinion”), as well as the material financial and comparative analyses that Lazard deemed appropriate to perform in connection with rendering its advice. Also, the Company has filed the Lazard Opinion and related presentation by Lazard to the Board of Directors of ARMOUR as exhibits to the Schedule 13E-3.

10.

We note the disclosure indicating that the Javelin’s Special Committee received an opinion from JMP that the consideration to be received by Javelin security holders was fair, from a financial point of view. As discussed in the preceding comment, revise to summarize the opinion provided by JMP in the disclosure document and file it as an exhibit to the Schedule 13E-3. Please note that the Schedule 13E-3 may incorporate by reference to information appearing in other SEC filings, including the Schedule 14D-9 filed by Javelin.

In response to the Staff’s comment, the Company has revised Item 9 of the Schedule 13E-3 to include a summary of the opinion provided by JMP Securities LLC to the Special Committee of the Board of Directors of JAVELIN (the “JMP Opinion”) by incorporating such information by reference to the Solicitation/Recommendation Statement on Schedule 14D-9 filed by JAVELIN with the Securities and Exchange Commission on March 8, 2016 (the “JAVELIN Schedule 14D- 9”).  Likewise, the Company has filed the JMP Opinion as an exhibit to the Schedule 13E-3 by incorporating such exhibit by reference to Annex I to the JAVELIN Schedule 14D-9.

Perry Hindin

Special Counsel

Office of Mergers & Acquisitions

March 23, 2016

Effects of the Tender Offer and the Merger, page 19

11.

The disclosure in this section does not express, in dollar amount and percentage terms, the interests held by the affiliates who are engaged in the Rule 13e-3 transaction both before and after the transaction on a net book value and net earnings basis. Please revise. See Item 1013(d) of Regulation M-A and Instruction 3 thereto.

In response to the Staff’s comment, additional disclosure has been added under Special Factors – Section 5 – “Effects of the Tender Offer and the Merger” of the Offer to Purchase to disclose, in dollar amount and percentage terms, the interests held by the affiliates who are engaged in the Rule 13e-3 transaction both before and after the transaction on a net book value and net earnings basis.

Summary of the Merger Agreement and Other Agreements, page 20

12.

We note disclosure indicating that certain provisions of the merger agreement “were not made for the purpose of providing information about JAVELIN, ARMOUR or Acquisition to holders of JAVELIN Common Stock or any other persons other than the parties to the Merger Agreement” and that such provisions “were made solely for the benefit of the parties to the agreement.” Please revise to remove any implication that the merger agreement does not constitute public disclosure under the federal securities laws.

In response to the Staff’s comment, additional disclosure has been added under Special Factors – Section 6 – “Summary of the Merger Agreement and Other Agreements” of the Offer to Purchase to revise the disclosure to remove any implication that the merger agreement does not constitute public disclosure under the federal securities laws.

Information about JAVELIN, page 39

13.

Based on the disclosure on page 44, it appears that the filing person is intending to incorporate by reference the information required by Item 1010(a) of Regulation M-A. In circumstances where the filing persons elect to incorporate by reference the information required by Item 1010(a), all of the summarized financial information required by Item 1010(c) must be disclosed in the document furnished to security holders. See Instruction 1 to Item 13 of Schedule 13E-3. In addition, please refer to telephone interpretation I.H.7 in the July 2001 supplement to our “Manual of Publicly Available Telephone Interpretations” that is available on the Commission’s website at http://www.sec.gov for guidance on complying with a similar instruction in the context of a tender offer. Please revise to include the information required by Item 1010(c)(4) and (c)(5) of Regulation M-A, if applicable.

In response to the Staff’s comment, we have revised Item 13 of the Schedule 13E-3 to include the summarized financial information required by Item 1010(c) of Regulation M-A and to include the information required by Item 1010(c)(5) of Regulation M-A.  We respectfully advise the Staff that Item 1010(c)(4) of Regulation M-A is not applicable to JAVELIN since JAVELIN does not have registered debt securities or preference equity securities.

* * * * *

Perry Hindin

Special Counsel

Office of Mergers & Acquisitions

March 23, 2016

In connection with responding to the Commission’s comments, each filing person has acknowledged in Exhibit A to this letter the following:

•

the filing person is responsible for the adequacy and accuracy of the disclosure in the filing;

•

staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•

the filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please call me at (305) 982-5531.

Very truly yours,

AKERMAN LLP

/s/ Christina C. Russo

cc:

Bryan Pitko, Attorney Advisor

Securities and Exchange Commission

James R. Mountain, Chief Financial Officer

ARMOUR Residential REIT, Inc.

Bradley D. Houser, Esq.

Akerman LLP

EXHIBIT A

ARMOUR Residential REIT, Inc.

3001 Ocean Drive, Suite 201

Vero Beach, FL  32963

Telephone:  (772) 617-4340

March 23, 2016

In connection with its response to the United States Securities and Exchange Commission's comment letter, dated March 18, 2016, ARMOUR Residential REIT, Inc. acknowledges the following:

•

the filing person is responsible for the adequacy and accuracy of the disclosure in the filing;

•

staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•

the filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

ARMOUR Residential REIT, Inc

By:	/s/ James R. Mountain
James R. Mountain
Chief Financial Officer

JMI Acquisition Corporation

c/o ARMOUR Residential REIT, Inc.

3001 Ocean Drive, Suite 201

Vero Beach, FL  32963

Telephone:  (772) 617-4340

March 23, 2016

In connection with its response to the United States Securities and Exchange Commission's comment letter, dated March 18, 2016, JMI Acquisition Corporation acknowledges the following:

•

the filing person is responsible for the adequacy and accuracy of the disclosure in the filing;

•

staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•

the filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

JMI Acquisition Corporation

By:	/s/ James R. Mountain
James R. Mountain
Chief Financial Officer

Scott J. Ulm

c/o ARMOUR Residential REIT, Inc.

3001 Ocean Drive, Suite 201

Vero Beach, FL  32963

Telephone:  (772) 617-4340

March 23, 2016

In connection with its response to the United States Securities and Exchange Commission's comment letter, dated March 18, 2016, Scott J. Ulm acknowledges the following:

•

the filing person is responsible for the adequacy and accuracy of the disclosure in the filing;

•

staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•

the filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

/s/ Scott J. Ulm
Scott J. Ulm

Jeffrey J. Zimmer

c/o ARMOUR Residential REIT, Inc.

3001 Ocean Drive, Suite 201

Vero Beach, FL  32963

Telephone:  (772) 617-4340

March 23, 2016

In connection with its response to the United States Securities and Exchange Commission's comment letter, dated March 18, 2016, Jeffrey J. Zimmer acknowledges the following:

•

the filing person is responsible for the adequacy and accuracy of the disclosure in the filing;

•

staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•

the filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

/s/ Jeffrey J. Zimmer
Jeffrey J. Zimmer

James R. Mountain

c/o ARMOUR Residential REIT, Inc.

3001 Ocean Drive, Suite 201

Vero Beach, FL  32963

Telephone:  (772) 617-4340

March 23, 2016

In connection with its response to the United States Securities and Exchange Commission's comment letter, dated March 18, 2016, James R. Mountain acknowledges the following:

•

the filing person is responsible for the adequacy and accuracy of the disclosure in the filing;

•

staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•

the filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

/s/ James R. Mountain
James R. Mountain

Mark Gruber

c/o ARMOUR Residential REIT, Inc.

3001 Ocean Drive, Suite 201

Vero Beach, FL  32963

Telephone:  (772) 617-4340

March 23, 2016

In connection with its response to the United States Securities and Exchange Commission's comment letter, dated March 18, 2016, Mark Gruber acknowledges the following:

•

the filing person is responsible for the adequacy and accuracy of the disclosure in the filing;

•

staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•

the filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

/s/ Mark Gruber
Mark Gruber

Daniel C. Staton

c/o ARMOUR Residential REIT, Inc.

3001 Ocean Drive, Suite 201

Vero Beach, FL  32963

Telephone:  (772) 617-4340

March 23, 2016

In connection with its response to the United States Securities and Exchange Commission's comment letter, dated March 18, 2016, Daniel C. Staton acknowledges the following:

•

the filing person is responsible for the adequacy and accuracy of the disclosure in the filing;

•

staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•

the filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

/s/ Daniel C. Staton
Daniel C. Staton

Marc H. Bell

c/o/ ARMOUR Residential REIT, Inc.

3001 Ocean Drive, Suite 201

Vero Beach, FL  32963

Telephone:  (772) 617-4340

March 23, 2016

In connection with its response to the United States Securities and Exchange Commission's comment letter, dated March 18, 2016, Marc H. Bell acknowledges the following:

•

the filing person is responsible for the adequacy and accuracy of the disclosure in the filing;

•

staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•

the filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

/s/ Marc H. Bell
Marc H. Bell

Thomas K. Guba

c/o ARMOUR Residential REIT, Inc.

3001 Ocean Drive, Suite 201

Vero Beach, FL  32963

Telephone:  (772) 617-4340

March 23, 2016

In connection with its response to the United States Securities and Exchange Commission's comment letter, dated March 18, 2016, Thomas K. Guba acknowledges the following:

•

the filing person is responsible for the adequacy and accuracy of the disclosure in the filing;

•

staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•

the filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

/s/ Thomas K. Guba
Thomas K. Guba

Stewart J. Paperin

c/o ARMOUR Residential REIT, Inc.

3001 Ocean Drive, Suite 201

Vero Beach, FL  32963

Telephone:  (772) 617-4340

March 23, 2016

In connection with its response to the United States Securities and Exchange Commission's comment letter, dated March 18, 2016, Stewart J. Paperin acknowledges the following:

•

the filing person is responsible for the adequacy and accuracy of the disclosure in the filing;

•

staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•

the filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

/s/ Stewart J. Paperin
Stewart J. Paperin

John P. Hollihan, III

c/o ARMOUR Residential REIT, Inc.

3001 Ocean Drive, Suite 201

Vero Beach, FL  32963

Telephone:  (772) 617-4340

March 23, 2016

In connection with its response to the United States Securities and Exchange Commission's comment letter, dated March 18, 2016, John P. Hollihan, III acknowledges the following:

•

the filing person is responsible for the adequacy and accuracy of the disclosure in the filing;

•

staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•

the filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

/s/ John P. Hollihan, III
John P. Hollihan, III

Robert C. Hain

c/o ARMOUR Residential REIT, Inc.

3001 Ocean Drive, Suite 201

Vero Beach, FL  32963

Telephone:  (772) 617-4340

March 23, 2016

In connection with its response to the United States Securities and Exchange Commission's comment letter, dated March 18, 2016, Robert C. Hain acknowledges the following:

•

the filing person is responsible for the adequacy and accuracy of the disclosure in the filing;

•

staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•

the filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

/s/ Robert C. Hain
Robert C. Hain